UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

COMARCO, INC.

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

200080109

(CUSIP Number)

Alan S. Parsow	with a copy to	David L. Hefflinger
Elkhorn Partners Limited Partnership		Jason D. Benson
2222 Skyline Drive		McGrath North Mullin
Elkhorn, NE 68022		& Kratz, PC LLO
(402) 289-3217		Suite 3700 First National Tower
1601 Dodge Street
Omaha, NE 68102
(402) 341-3070

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 9, 2007

(Date of Event which Required Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g) check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 200080109	13D	Page 2 of 3 Pages

1.	Name of Reporting Person

SS or IRS Identification Number of Above Person

Elkhorn Partners Limited Partnership / 47-0721875

2.	Check the Appropriate Box if a Member of a Group

/X/ (a)	/ / (b)

3.	SEC Use Only

4.	Source of Funds

WC

5.	Check Box if Disclosure of Legal Proceedings is Required

Pursuant to Items 2(d) or 2(e)

/ /

6.	Citizenship or Place of Organization

Nebraska

7. Sole Voting Power

668,898 Shares
Number of
Shares	8. Shared Voting Power
Beneficially
Owned by	0
Reporting
Person	9. Sole Dispositive Power
With
668,898 Shares

10. Shared Dispositive Power

0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person

668,898 Shares

12.	Check Box if Aggregate Amount in Row 11 Excludes Certain Shares

/ /

13.	Percent of Class Represented by Amount in Row 11

Approximately 9.1% of voting securities

14.	Type of Reporting Person

PN

CUSIP NO. 200080109	13D	Page 3 of 3 Pages

Elkhorn Partners Limited Partnership (the “Partnership”) makes this filing to amend certain information previously reported by the Partnership. This filing constitutes Amendment No. 6 to the Schedule 13D of the Partnership. The Partnership amends such prior Schedule 13D reports with respect to the common stock of Comarco, Inc. (“Comarco”) by adding the following information to the items indicated.

ITEM 2. IDENTITY AND BACKGROUND.

The sole general partner of the Partnership is Parsow Management LLC, 2222 Skyline Drive, Elkhorn, Nebraska 68022 (the “General Partner”). Alan S. Parsow, 2222 Skyline Drive, Elkhorn, Nebraska 68022, is the sole manager of the General Partner. The General Partner is a Nebraska limited liability company.

(d)–(e) The General Partner has not been, during the last five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order injoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation of such law.

ITEM 4.	PURPOSE OF THE TRANSACTION.

Pursuant to the Comarco bylaws, the Partnership intends to nominate Dr. William H. Evers, Jr., Alan S. Parsow and Sean T. Mullen as directors of Comarco at the Comarco 2007 annual meeting of shareholders. Notices of those nominations were sent to Comarco’s Secretary on May 9, 2007. The notices contain each nominee’s consent to his nomination as a director of Comarco, a statement that, if elected, he intends to serve as a director and the other information required by the Comarco bylaws. The notices are attached hereto as Exhibits A, B and C, respectively.

The Partnership may exercise its cumulative voting rights at the Comarco 2007 annual meeting of shareholders and may solicit proxies from ten or fewer shareholders in accordance with the exemption provided by Rule 14a-2(b)(2) under the Securities Exchange Act of 1934 in order to attempt to place the three nominees on the Comarco board of directors.

THIS SCHEDULE 13D IS NOT A SOLICITATION OF PROXIES.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)–(b) As of May 9, 2007, the Partnership owns 668,898 shares of Comarco common stock. The Comarco Form 10-K for the year ended January 31, 2007 reported that there were outstanding 7,371,338 shares of Comarco common stock as of April 13, 2007. Based on this number, the Partnership owns approximately 9.1% of the Comarco common stock.

(c) During the past 60 days, the Partnership sold 9,402 shares of Comarco common stock, in open market transactions, at prices ranging from $8.50 to $9.36 per share.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit A. Comarco, Inc. Notice Re: Nominee for Director – Dr. William H. Evers, Jr.

Exhibit B. Comarco, Inc. Notice Re: Nominee for Director – Alan S. Parsow

Exhibit C. Comarco, Inc. Notice Re: Nominee for Director – Sean T. Mullen

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

DATED: May 9, 2007

Elkhorn Partners Limited Partnership

By: Parsow Management LLC, General Partner

By:	/s/ Alan S. Parsow

Alan S. Parsow

Sole Manager

Exhibit A

COMARCO, INC.

NOTICE RE: NOMINEE FOR DIRECTOR

The undersigned hereby notifies Comarco, Inc. (“Comarco”), pursuant to Article IV, Section 8 of the Comarco Bylaws, that it intends to nominate Dr. William H. Evers, Jr. as a director of Comarco at the Comarco 2007 annual meeting of shareholders. The undersigned also represents that the following information is true and correct to the best of its knowledge and belief:

With respect to the shareholder giving this notice:

1.	Name:	Elkhorn Partners Limited Partnership

2.	Record Address:	2222 Skyline Drive Elkhorn, NE 68022

3.	Stock Ownership:

Elkhorn Partners Limited Partnership owns 668,898 shares of Comarco common stock as of May 9, 2007. Parsow Management LLC is the General Partner of Elkhorn Partners Limited Partnership. Alan S. Parsow is the Sole Manager of Parsow Management LLC.

With respect to the person proposed to be nominated for election as a director of Comarco:

4.	Name:	Dr. William H. Evers, Jr. (the “Nominee”)

5.	Age:	64

6.          Business Address and Residence Address: 10117 Walker Lake Drive, Great Falls, VA 22066-3501.

7.          Business Experience: The Nominee’s business experience during the past five years, including the Nominee’s principal occupation and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on, is as follows: The Nominee has been President and CEO of Systems, Technology & Science, LLC since 1998. Systems, Technology & Science, LLC is a private consulting company and is not a parent, subsidiary or other affiliate of Comarco.

8.          Ownership of Business Entities: The Nominee owns a 10% or more equity interest in the following business entities: Systems, Technology & Science, LLC.

9.          Other Directorships: Following is a list of the Nominee’s other directorships including, but not limited to, directorships at any company which is registered pursuant to (or subject to the requirements of) the Securities Exchange Act of 1934 or is registered as an investment company under the Investment Company Act of 1940: None.

10.       Stock Ownership: The Nominee does not own (of record or beneficially) any Comarco common stock as of May 9, 2007.

11.       Positions or Offices with Comarco / Compensation: The Nominee has not ever held any position or office with Comarco, and the Nominee has not ever served as a director of Comarco. No compensation, remuneration or personal benefits have ever been awarded to, earned by or paid to the Nominee, any member of his immediate family or any of his associates by any person for any services rendered in any capacity to Comarco or its subsidiaries.

12.       Certain Arrangements or Understandings: There is no arrangement or understanding between the Nominee and any other person pursuant to which he was or is to be selected as a director or nominee. Mr. Parsow asked the Nominee if he would serve as a director of Comarco if nominated by Elkhorn Partners Limited Partnership and elected by Comarco shareholders.

13.       Family Relationships: The Nominee does not have any family relationship (by blood, marriage or adoption, not more remote than first cousin) with any director, executive officer or any person known to be nominated or chosen by Comarco to become a director or executive officer of Comarco.

14.       Involvement in Certain Legal Proceedings. There are no legal proceedings to which either the Nominee or any of his associates is a party adverse to Comarco or any of its subsidiaries or to which either the Nominee or any of his associates has an interest adverse to Comarco or any of its subsidiaries. The Nominee has not ever been involved in any legal proceedings described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission. The Nominee has not ever been convicted in any criminal proceeding, including any federal or state securities law violation.

15.       Transactions with Comarco: Neither the Nominee nor any immediate family member of the Nominee ever had, or will have, a direct or indirect interest in any transaction (whether completed, ongoing or currently proposed) in which Comarco or any of its subsidiaries was or is to be a participant. For the purposes of this paragraph: (a) the term “immediate family member” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law and any person (other than a tenant or employee) sharing the household of the Nominee; (b) the term “transaction” includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships; and (c) the term “indirect interest” includes, but is not limited to, an interest that may arise if the Nominee has a position or relationship with a firm, corporation or other entity that engages in a transaction with Comarco.

16.       Compliance with Section 16(a) of the Exchange Act. Since the beginning of Comarco’s last fiscal year, the Nominee has not been subject to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco and, accordingly, during Comarco’s last fiscal year was not required to file any reports pursuant to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco.

The undersigned has executed this document this 9th day of May, 2007.

ELKHORN PARTNERS LIMITED PARTNERSHIP By: Parsow Management LLC, General Partner By: /s/ Alan S. Parsow Alan S. Parsow Sole Manager

The undersigned consents to his nomination as a director of Comarco by the above shareholder and, if elected, intends to serve as a director.

/s/ Dr. William H. Evers, Jr. Dr. William H. Evers, Jr.

Exhibit B

COMARCO, INC.

NOTICE RE: NOMINEE FOR DIRECTOR

The undersigned hereby notifies Comarco, Inc. (“Comarco”), pursuant to Article IV, Section 8 of the Comarco Bylaws, that it intends to nominate Alan S. Parsow as a director of Comarco at the Comarco 2007 annual meeting of shareholders. The undersigned also represents that the following information is true and correct to the best of its knowledge and belief:

With respect to the shareholder giving this notice:

1.	Name:	Elkhorn Partners Limited Partnership

2.	Record Address:	2222 Skyline Drive Elkhorn, NE 68022

3.	Stock Ownership:

Elkhorn Partners Limited Partnership owns 668,898 shares of Comarco common stock as of May 9, 2007. Parsow Management LLC is the General Partner of Elkhorn Partners Limited Partnership. Alan S. Parsow is the Sole Manager of Parsow Management LLC.

With respect to the person proposed to be nominated for election as a director of Comarco:

4.	Name:	Alan S. Parsow (the “Nominee”)

5.	Age:	57

6.          Business Address and Residence Address: 2222 Skyline Drive, Elkhorn, NE 68022.

7.          Business Experience: The Nominee’s business experience during the past five years, including the Nominee’s principal occupation and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on, is as follows: The Nominee has been, directly or indirectly through Parsow Management LLC, the General Partner of Elkhorn Partners Limited Partnership since 1989. Elkhorn Partners Limited Partnership is a limited partnership organized under the laws of the State of Nebraska to buy and sell stocks, bonds and other investments for its account and is not a parent, subsidiary or other affiliate of Comarco.

8.          Ownership of Business Entities: The Nominee owns a 10% or more equity interest in the following business entities: Parsow Management LLC.

9.          Other Directorships: Following is a list of the Nominee’s other directorships including, but not limited to, directorships at any company which is registered pursuant to (or subject to the requirements of) the Securities Exchange Act of 1934 or is registered as an investment company under the Investment Company Act of 1940: HSBC Investor Funds (trustee).

10.       Stock Ownership: The Nominee may be deemed to be a beneficial owner of 668,898 shares of Comarco common stock as of May 9, 2007. The Comarco common stock is owned of record by Elkhorn Partners Limited Partnership. Parsow Management LLC is the General Partner of Elkhorn Partners Limited Partnership. The Nominee is the Sole Manager of Parsow Management LLC. Elkhorn Partners Limited Partnership has sole voting and sole investment power over the Comarco common stock. None of the Comarco common stock is pledged as security.

11.       Positions or Offices with Comarco / Compensation: The Nominee has not ever held any position or office with Comarco, and the Nominee has not ever served as a director of Comarco. No compensation, remuneration or personal benefits have ever been awarded to, earned by or paid to the Nominee, any member of his immediate family or any of his associates by any person for any services rendered in any capacity to Comarco or its subsidiaries.

12.       Certain Arrangements or Understandings: There is no arrangement or understanding between the Nominee and any other person pursuant to which he was or is to be selected as a director or nominee.

13.       Family Relationships: The Nominee does not have any family relationship (by blood, marriage or adoption, not more remote than first cousin) with any director, executive officer or any person known to be nominated or chosen by Comarco to become a director or executive officer of Comarco.

14.       Involvement in Certain Legal Proceedings. There are no legal proceedings to which either the Nominee or any of his associates is a party adverse to Comarco or any of its subsidiaries or to which either the Nominee or any of his associates has an interest adverse to Comarco or any of its subsidiaries. The Nominee has not ever been involved in any legal proceedings described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission. The Nominee has not ever been convicted in any criminal proceeding, including any federal or state securities law violation.

15.       Transactions with Comarco: Neither the Nominee nor any immediate family member of the Nominee ever had, or will have, a direct or indirect interest in any transaction (whether completed, ongoing or currently proposed) in which Comarco or any of its subsidiaries was or is to be a participant. For the purposes of this paragraph: (a) the term “immediate family member” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law and any person (other than a tenant or employee) sharing the household of the Nominee; (b) the term “transaction” includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships; and (c) the term “indirect interest” includes, but is not limited to, an interest that may arise if the Nominee has a position or relationship with a firm, corporation or other entity that engages in a transaction with Comarco.

16.       Compliance with Section 16(a) of the Exchange Act. Since the beginning of Comarco’s last fiscal year, the Nominee has not been subject to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco and, accordingly, during Comarco’s last fiscal year was not required to file any reports pursuant to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco.

The undersigned has executed this document this 9th day of May, 2007.

ELKHORN PARTNERS LIMITED PARTNERSHIP By: Parsow Management LLC, General Partner By: /s/ Alan S. Parsow Alan S. Parsow Sole Manager

The undersigned consents to his nomination as a director of Comarco by the above shareholder and, if elected, intends to serve as a director.

/s/ Alan S. Parsow Alan S. Parsow

Exhibit C

COMARCO, INC.

NOTICE RE: NOMINEE FOR DIRECTOR

The undersigned hereby notifies Comarco, Inc. (“Comarco”), pursuant to Article IV, Section 8 of the Comarco Bylaws, that it intends to nominate Sean T. Mullen as a director of Comarco at the Comarco 2007 annual meeting of shareholders. The undersigned also represents that the following information is true and correct to the best of its knowledge and belief:

With respect to the shareholder giving this notice:

1.	Name:	Elkhorn Partners Limited Partnership

2.	Record Address:	2222 Skyline Drive Elkhorn, NE 68022

3.	Stock Ownership:

Elkhorn Partners Limited Partnership owns 668,898 shares of Comarco common stock as of May 9, 2007. Parsow Management LLC is the General Partner of Elkhorn Partners Limited Partnership. Alan S. Parsow is the Sole Manager of Parsow Management LLC.

With respect to the person proposed to be nominated for election as a director of Comarco:

4.	Name:	Sean T. Mullen (the “Nominee”)

5.	Age:	50

6.          Business Address and Residence Address: 12829 West Dodge Road, Suite 100, Omaha, NE 68154 (business); 639 N. 157th Circle, Omaha, NE 68118 (residence).

7.          Business Experience: The Nominee’s business experience during the past five years, including the Nominee’s principal occupation and employment and the name and principal business of any corporation or other organization in which such occupations and employment were carried on, is as follows: The Nominee has been a Principal of Hancock & Dana, PC since 1985. Hancock & Dana, PC is a certified public accounting and consulting firm and is not a parent, subsidiary or other affiliate of Comarco.

8.          Ownership of Business Entities: The Nominee owns a 10% or more equity interest in the following business entities: Hancock & Dana, PC; Eight Ball LLC; MPP LLC; West Dodge LLC; and Maple CLVI, LLC.

9.          Other Directorships: Following is a list of the Nominee’s other directorships including, but not limited to, directorships at any company which is registered pursuant to (or subject to the requirements of) the Securities Exchange Act of 1934 or is registered as an investment company under the Investment Company Act of 1940: None.

10.       Stock Ownership: The Nominee does not own (of record or beneficially) any Comarco common stock as of May 9, 2007.

11.       Positions or Offices with Comarco / Compensation: The Nominee has not ever held any position or office with Comarco, and the Nominee has not ever served as a director of Comarco. No compensation, remuneration or personal benefits have ever been awarded to, earned by or paid to the Nominee, any member of his immediate family or any of his associates by any person for any services rendered in any capacity to Comarco or its subsidiaries.

12.       Certain Arrangements or Understandings: There is no arrangement or understanding between the Nominee and any other person pursuant to which he was or is to be selected as a director or nominee. Mr. Parsow asked the Nominee if he would serve as a director of Comarco if nominated by Elkhorn Partners Limited Partnership and elected by Comarco shareholders.

13.       Family Relationships: The Nominee does not have any family relationship (by blood, marriage or adoption, not more remote than first cousin) with any director, executive officer or any person known to be nominated or chosen by Comarco to become a director or executive officer of Comarco.

14.       Involvement in Certain Legal Proceedings. There are no legal proceedings to which either the Nominee or any of his associates is a party adverse to Comarco or any of its subsidiaries or to which either the Nominee or any of his associates has an interest adverse to Comarco or any of its subsidiaries. The Nominee has not ever been involved in any legal proceedings described in Item 401(f) of Regulation S-K promulgated by the Securities and Exchange Commission. The Nominee has not ever been convicted in any criminal proceeding, including any federal or state securities law violation.

15.       Transactions with Comarco: Neither the Nominee nor any immediate family member of the Nominee ever had, or will have, a direct or indirect interest in any transaction (whether completed, ongoing or currently proposed) in which Comarco or any of its subsidiaries was or is to be a participant. For the purposes of this paragraph: (a) the term “immediate family member” means any child, stepchild, parent, stepparent, spouse, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law and any person (other than a tenant or employee) sharing the household of the Nominee; (b) the term “transaction” includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships; and (c) the term “indirect interest” includes, but is not limited to, an interest that may arise if the Nominee has a position or relationship with a firm, corporation or other entity that engages in a transaction with Comarco.

16.       Compliance with Section 16(a) of the Exchange Act. Since the beginning of Comarco’s last fiscal year, the Nominee has not been subject to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco and, accordingly, during Comarco’s last fiscal year was not required to file any reports pursuant to Section 16 of the Securities Exchange Act of 1934 with respect to Comarco.

The undersigned has executed this document this 9th day of May, 2007.

ELKHORN PARTNERS LIMITED PARTNERSHIP By: Parsow Management LLC, General Partner By: /s/ Alan S. Parsow Alan S. Parsow Sole Manager

The undersigned consents to his nomination as a director of Comarco by the above shareholder and, if elected, intends to serve as a director.

/s/ Sean T. Mullen Sean T. Mullen